8/23


06017379

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Uranium Participation Corporation

*CURRENT ADDRESS 595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2

**FORMER NAME

**NEW ADDRESS


PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

FILE NO. 82- 35023 FISCAL YEAR 2/28/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: CBS

DAT : 10/10/06



URANIUM PARTICIPATION CORPORATION

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2006

APRIL 19, 2006

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form ("AIF") contains certain forward-looking statements and forward-looking information that are based on the current internal expectations, estimates, projections, assumptions and beliefs of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to Uranium Participation Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

In this AIF, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to $ are to Canadian dollars and references to US$ are to United States currency.

This AIF is dated April 19, 2006. Except as otherwise indicated, the information contained in this AIF is stated as at February 28, 2006.

HISTORY AND FORMATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the Toronto Stock Exchange on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides four officers to the Corporation, being the President, Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary.

Uranium Participation Alberta Corp. (the "Subsidiary") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. The Subsidiary directly invests in, and holds, uranium oxide in concentrates ("U_3O_8") and, more recently, uranium hexafluoride ("UF_6"). Unless the context requires otherwise, references to "uranium" mean U_3O_8 and UF_6. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiary.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Uranium Participation Corp. was established in March 2005 as an investment holding company, created to invest substantially all of its assets in U_3O_8. Uranium Participation Corp. entered into a management services agreement (the "Management Services Agreement") dated as of March 30, 2005 with the Manager. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp." In May 2005, Uranium Participation Corp. completed an initial public offering of units, consisting of common shares of the Corporation (the "Common Shares") and common share purchase warrants (the "Warrants"), for gross proceeds of $100 million. Substantially all of the net proceeds of the offering were used to purchase an aggregate of 2.55 million pounds of U_3O_8 at an average cost per pound of $35.05 for a total cost of $89.4 million.

In December, Uranium Participation Corp. completed another public offering of Common Shares for gross proceeds of $64.5 million and used the net proceeds thereof to purchase and enter into commitments to purchase an aggregate of 1.40 million pounds of U_3O_8 at an average cost per pound of $40.08 for a total cost of $56.1 million.

On February 14, 2006, the Board of Directors of Uranium Participation Corp. (the "Board") approved changes to the Corporation's by-laws to allow the Corporation to invest in UF_6, in addition to U_3O_8, and to allow the Corporation to enter into arrangements to lend its uranium to third parties. The Board also approved of changes to the compensation provisions of the Management Services Agreement. These changes were subsequently confirmed by at least two thirds of the votes cast at a special meeting of the Corporation's shareholders held for that purpose on March 27, 2006. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp."

Since February 28, 2006, Uranium Participation Corp. has entered into additional purchase commitments for 50,000 pounds of U_3O_8 for a total cost of $2,385,000 and 100,000 KgU of UF_6 at a total estimated cost of $13,717,000. Deliveries under these commitments occurred in April 2006. To bridge its financing requirements, Uranium Participation Corp. entered into a credit agreement with the Manager for a revolving facility up to $25,000,000, which limit was subsequently reduced on April 7, 2006 to $10,000,000 by the Corporation. The credit facility expires on June 28, 2006 and is fully secured by Uranium Participation Corporation's uranium, up to a maximum of $50,000,000. Interest under the credit facility is based on the prime rate for Canadian dollar loans quoted by the Bank of Nova Scotia, plus 2%. Standby fees also apply at a rate of 1% of the undrawn facility amount. As at April 19, 2006, Uranium Participation Corp. had drawn $10,000,000 under the facility.

Spot uranium prices as quoted by Ux Consulting Company LLC ("UxCo") increased during 2005 reaching US$36.25 by December 31, and the spot price was US$41.00 as of the date of this AIF. As at February 28, 2006, the Corporation had taken delivery of 3.80 million pounds of U_3O_8, and its net asset value per common share of the Corporation ("NAV") was $5.69 based on the spot price for U_3O_8 of US$38.50 and U.S. dollar exchange rate of $1.138. At the date of this AIF, the Corporation has taken delivery of 4.00 million pounds of U_3O_8 and 100,000 KgU in UF_6. For information regarding the calculation of the NAV of the Common Shares, see "Business of Uranium Participation Corp. – Calculation of NAV".

BUSINESS OF URANIUM PARTICIPATION CORP.

Investment Objective and Strategy

Uranium Participation Corp. is an investment holding entity created to invest at least 85% of its assets in uranium, with the primary investment objective of achieving appreciation in the value of its holdings. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in uranium. An investment in the Common Shares provides an investment alternative for investors interested in investing directly in uranium. The Common Shares represent an indirect interest in physical uranium owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

All uranium owned by Uranium Participation Corp. is stored at licensed uranium conversion or enrichment facilities (each one, a "Facility" or collectively, the "Facilities") in Canada, France and the United States. The Manager, on behalf of Uranium Participation Corp., negotiates storage arrangements with the Facilities. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp." In order for the Manager to remove or request the removal of the uranium held in storage on behalf of Uranium Participation Corp., a certified resolution of the Board of Directors must be delivered to the Manager authorizing such transfer.

As the primary investment objective of Uranium Participation Corp. is appreciation in the value of its uranium holdings, rather than selling any part thereof, the expenses of Uranium Participation Corp. are required to be satisfied by cash on hand that is not otherwise invested. Cash on hand at February 28, 2006, after adjusting for purchase commitments, is expected to be sufficient to satisfy expenses of Uranium Participation Corp. for more than 30 months from the date hereof. Annual expenses, including capital taxes, are estimated to be approximately $1.9 million. Revenue could be generated in the future through the lending of uranium.

Investment Policies

In furtherance of the strategy of Uranium Participation Corp., the Board of Directors has established an investment policy, which is included in the by-laws of Uranium Participation Corp. The policy provides that at least 85% of the gross proceeds of any offering of securities by the Corporation must be invested in, or held for future purchases of, uranium, and the policy may only be amended by the Corporation's shareholders. Furthermore, the policy provides that Uranium Participation Corp. may not enter into any borrowing arrangements to borrow monies except in strictly limited circumstances to facilitate uranium purchase payments. Under such circumstances, Uranium Participation Corp. may enter into arrangements to borrow monies for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets.

Operations

Following the completion by Uranium Participation Corp. of an initial public offering (the "IPO") in May 2005, which raised gross proceeds of $100,000,000, the Manager purchased a total of 2,550,000 pounds of U_3O_8 in a number of transactions with various suppliers, for a total cost of $89.4 million. All of this U_3O_8 was delivered prior to the end of August 2005. Approximately 89% of the gross proceeds from the IPO were invested in U_3O_8.

Prior to the delivery of such U_3O_8, the Manager entered into storage agreements with three Facilities, namely Cameco Corporation, Comurhex and ConverDyn, in Canada, France and the United States respectively. All U_3O_8 purchased was book transferred and stored at these Facilities pursuant to such storage agreements.

Following the completion by Uranium Participation Corp. of a second public offering (the "Second 2005 Offering") in December 2005, which raised gross proceeds of $64,500,000, the Manager purchased and entered into commitments to purchase an additional 1,400,000 pounds of U_3O_8 in a number of transactions with various suppliers, for a total cost of $56.1 million. As of February 28, 2006, Uranium Participation Corp. has invested or set aside approximately 88% of its gross cash proceeds from the IPO and the Second 2005 Offering for investment in uranium. All of this U_3O_8 was delivered prior to the date of this AIF.

All purchases of uranium are made in U.S. dollars and the storage costs from the Facilities are paid in either U.S. dollars or Euros. The spot price for uranium quoted by UxCo is also quoted in U.S. dollars. As a consequence, the activities and the financial results of Uranium Participation Corp. are directly affected by changes in the relative exchange rates with the Canadian dollar. Spot prices for U_3O_8 have increased from US$29.00 per pound at the time of completion of the IPO to US$41.00 as of the date of this AIF. During the same period, the U.S. dollar exchange rate fell from 1.2372 to 1.1671 at March 31, 2006, and to 1.1453 as at April 17, 2006, partly offsetting the increased value of the U_3O_8 when converted to Canadian dollars.

Calculation of NAV and Value of Securities

At the end of each month, the Manager is obligated under the Management Services Agreement to calculate and disclose the NAV of the Corporation's Common Shares. The NAV of each Common Share is determined by multiplying the quantity of uranium held by or on behalf of the Corporation by the last spot price for uranium respectively for the month published by UxCo, plus cash and any other assets held by the Corporation, less any outstanding payables, indebtedness and all other liabilities of the Corporation. Any amounts in U.S. dollars are converted into Canadian dollars based on the noon rate of exchange for conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the NAV calculation.

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares is not redeemable. Morever, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp. See "Risk Factors - Lack of Investment Liquidity" and "Risk Factors - Net Asset Value".

Management of Uranium Participation Corp.

In March 2005, the Manager entered into the Management Services Agreement with the Corporation, which was subsequently amended as of March 27, 2006. The Management Services Agreement has an initial term of five years (the "Initial Term") and will continue in force by mutual agreement thereafter unless terminated by either party upon 180 days' previous written notice. Uranium Participation Corp. has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. On February 14, 2006 and subject to shareholder approval, the Board approved changes to the Management Services Agreement to amend its provisions relating to compensation and align it with changes to the Corporation's Investment Policy of the Corporation's by-laws which allowed the Corporation to invest in UF_6 and to permit the Corporation to enter into lending arrangements with its uranium. These amendments were subsequently approved by the Corporation's shareholders on March 27, 2006.

Pursuant to the Management Services Agreement, the Manager is required to manage Uranium Participation Corp.'s activities in accordance with reasonable and prudent business practices and may delegate, with the approval of the Board and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Uranium Participation Corp. in accordance with the Management Services Agreement and title of uranium purchases remains with the Corporation. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time.

All purchases and sales of uranium are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board instructs the Manager to purchase or sell uranium, the Manager may put out a tender for an offer to purchase uranium or an offer to sell uranium, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. Typical purchasers or sellers of uranium include producers of uranium, traders and utilities that operate nuclear power facilities. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of uranium. There is no public market through which these purchases and sales may occur and accordingly all such purchase and sale transactions are private. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender or an off-market transaction may take several months to complete. Since all purchases are confidential, neither the Manager nor Uranium Participation Corp. will be able to publicly disclose any vendor from whom Uranium Participation Corp. would potentially purchase uranium or any seller to whom Uranium Participation Corp. may sell uranium.

In the event that the Manager determines that it would be beneficial to purchase, or sell, U_3O_8 from, or to the production or inventories of the Manager or its affiliate, McClean Uranium Limited, or any other related party (as such term is defined in Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales will require the unanimous approval of the independent directors of Uranium Participation Corp. for all amounts over $1,000,000 in the aggregate. As at the date of this AIF, no Related Purchase has occurred. The Manager does not have any ownership interest in Uranium Participation Corp., and the two companies do not have any directors in common.

Any lending arrangements for uranium will be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board instructs the Manager to lend uranium, any such loan will stipulate the quantity, interest rate, duration, security, covenants and such other provisions as may be appropriate.

In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Corporation, the Manager is required to arrange for storage of the uranium at the Facilities, arrange insurance coverage, prepare regulatory filing materials, reports for shareholders, furnish office facilities, provide officers for Uranium Participation Corp. and generally manage the business and affairs of the Corporation.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, the Corporation will pay the following fees to the Manager:

(a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board; and

(b) $400,000 per annum, plus:

(i) a fee equal to 0.3% per annum of Uranium Participation Corp.'s total assets in excess of $100 million and up to $200 million; and

(ii) a fee equal to 0.2% per annum of Uranium Participation Corp.'s assets for any excess over $200 million of total assets;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation Corp. exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20 million (an "Initiative"); and

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative, provided that in exercising its discretion that Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative.

As at February 28, 2006, Uranium Participation Corp. had paid an aggregate of $2.1 million in commissions to the Manager on purchases of U_3O_8 in 2005, and, when combined with fee income, Uranium Participation Corp. had paid the Manager an aggregate of $2.5 million as at February 28, 2006.

Under the terms of the Management Services Agreement, any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. are paid by the Manager for serving in such capacity and do not receive any remuneration from Uranium Participation Corp. for the same.

Market Overview

Uranium Uses

The most common commercial use for U_3O_8 is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a United States ("U.S.") research centre in Idaho Falls lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the U.S., the United Kingdom, Russia and France. The nuclear industries of these countries and several others grew rapidly during the 1960's and 1970's. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by Russia to several Eastern European countries, including the former East Germany, the former Czechoslovakia, Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today's international nuclear industry.

Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Uranium Production Process

The initial step in the process of preparing uranium ore for use in a nuclear reactor is the mining and upgrading of the ore in a uranium processing facility, or mill, to produce uranium concentrates containing 80-90% U_3O_8. Uranium concentrates are priced and sold based on the U_3O_8 content.

The second step in the preparation of uranium for use in a nuclear reactor takes place at licensed uranium conversion facilities where U_3O_8 is converted to UF_6. Above 56 degrees Celsius, UF_6 is a gas and is a suitable form to be enriched to produce fuel for the majority of the types of reactors. Following the production of UF_6, enrichment and fuel fabrication steps are required before the nuclear fuel is ready for loading into a nuclear reactor.

Demand

The demand for uranium is directly linked to the level of electricity generated by nuclear power plants. The cost structure of nuclear power generation, which involves much higher capital costs and generally lower fuel costs compared to most other forms of power generation, dictates that nuclear plants are kept operational at high load factors to achieve optimal economics. As a result, the demand for uranium fuel is more predictable than most other commodities. Demand forecasts for uranium depend largely on installed and operable nuclear power generation capacity, regardless of economic fluctuations or the demand for other forms of power.

The World Nuclear Association (the "WNA") estimated that worldwide uranium fuel demand attributed to fuel reactors in 2006 is 170 million pounds. The 2003 Red Book (Uranium 2003: Resources, Production and Demand, OECD/IAEA) projects that demand will increase to between 200 and 220 million pounds of U_3O_8 by 2020 representing an annual growth rate of between 1.0% and 1.5%.

World net electricity consumption is expected to nearly double over the next two decades, according to the International Energy Outlook 2004 (the "IEO 2004") reference case forecast. Total demand for electricity is projected to increase on average by 2.3% per year from 13,290 billion kilowatt hours in 2001 to 23,072 billion kilowatt hours in 2025. The IEO 2004 forecast assumes that developing countries in Asia, including China and India will continue their current economic expansion with overall GDP growth of 5% annually over the forecasted period, which is approximately two percentage points greater than global GDP growth as a whole. As a consequence, the energy demand accompanying Asian economic growth is expected to double over the next two decades, accounting for 40% of the total increase in projected world energy consumption over that period.

According to the WNA, as of January 2006, there were a total of 441 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 368,386 megawatts of electricity requiring 170.2 million pounds of U_3O_8 per year. These commercial nuclear plants are currently supplying approximately 16% of the world's power requirements. Another 24 commercial nuclear power plants (representing 18,816 megawatts of electricity) are under construction. New construction is presently centered in Asia, principally in China, South Korea and India. While it is unclear whether nuclear power will grow as a percentage of future global power production, industry sources believe that there will be rapid growth in Asia.

The demand for uranium may be increased by the trend toward improving plant load factors, but may be muted by the premature closing of some nuclear power plants. Factors increasing fuel demand are expected to continue to be offset in part by a trend in increased efficiency in nuclear power plants and reductions in tails assay during enrichment. According to the WNA, from 1970 to 1990, there was a 25% reduction in uranium demand per kilowatt hour output in Europe due to such improvements in efficiency.

Supply

Uranium is supplied from primary production (the mining of uranium ores), and secondary sources such as the drawdown of excess inventories and uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. The Manager estimates that approximately 63% of annual uranium consumption was sourced from primary production in 2005.

Primary Production

The uranium production industry is characterized by a small number of companies operating in relatively few countries. UxCo reports that in 2005, mine supply was approximately 108 million pounds of U_3O_8. In 2005, approximately 83% of the estimated world production was provided by eight producers: Cameco Corporation, COGEMA, part of the Areva Group ("COGEMA"), Energy Resources of Australia Ltd., Rossing Uranium Limited and BHP Billiton in the western world, and Kazatomprom in Kazakhstan, NAVOI Mining Metallurgical Kombinat in Uzbekistan and Priargunsky Industrial Mining and Chemical Enterprise in Russia. The UxCo data shows that the five largest companies produced over 62% of the world's primary production of uranium supply in 2005 as represented in the following table:

Entity		**Production of World's Uranium Supply**
Cameco Corporation	-	19.7%
COGEMA	-	12.5%
Energy Resources of Australia Ltd.	-	12.0%
Kazatomprom		8.9%
BHP Billiton	-	8.8%

Approximately 90% of estimated world production was sourced from seven countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Russia, Namibia, Niger and Uzbekistan. The Canadian uranium industry has been the leading supplier of uranium in recent years with production of 30.2 million pounds U_3O_8 in 2005, which represented nearly 28% of world production.

The 2003 Red Book estimated that the world's present measured resources of uranium that are tributary to existing and committed production centres, and that are recoverable at less than US$15.38 per pound of U_3O_8, total 4.8 billion pounds. These resources are sufficient to meet projected uranium requirements through 2020, however, although sufficient reserves exist, the associated uranium production centres do not yet have, nor are projected to have, sufficient capacity to produce more than 52% to 58% of annual demand over the same period.

A critical consideration in evaluating the potential for new supply is the ability, lead time and capital costs needed to permit and develop new uranium production. The lead time for most new production facilities from discovery to production has historically been approximately 10-20 years due to environmental challenges and the technical difficulties inherent in uranium mining. As a result material increases in new, currently unplanned, mine production are not anticipated by the Manager over the next decade.

Secondary Sources

The secondary market has been a significant source of uranium supply over the past decade. The de-enrichment of nuclear weapons through blending with low enriched uranium from conventional production sources has contributed the largest proportion of this supply and is expected to meet about 11% of demand over the next ten years. Also, some utilities in Europe use reprocessed uranium and plutonium derived from used reactor fuel as a source of supply and depleted uranium tails from reactors can be re-enriched and added to the fuel mix, supplying 6% to 8% of world demand. Excess inventories held by utilities, producers, other fuel cycle participants and governments have also served as a source of supply, although this is a finite source.

Uranium from Nuclear Disarmament

The most significant secondary source of uranium is from de-enriching nuclear weapons. In February 1993, the U.S. and Russia entered into an agreement (the "Russian HEU Agreement") to manage the sale of highly enriched uranium ("HEU"). Under the Russian HEU Agreement, over a term of 20 years, 500 tonnes of HEU derived from dismantling nuclear weapons, are to be diluted in Russia and delivered to the U.S. as low enriched uranium ("Disarmament Uranium"), suitable for use in nuclear power plants. Disarmament Uranium scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U_3O_8.

In March, 1999, Cameco Corporation, COGEMA and RWE NUKEM, Inc. (the "Western Companies") entered into an agreement whereby they would market a substantial portion of the Disarmament Uranium ("Western Agreement"). Cameco Corporation reports that as a result of various amendments to the Western Agreement, the Western Companies are now committed to the purchasing and selling of almost 163 million pounds of U_3O_8 from 2004 through to the end of 2013.

Russia, through its agent Techsnabexport ("Tenex"), had also been selling a portion of the Disarmament Uranium not purchased by the Western Companies. In November 2003, Tenex terminated its contract for sales to the U. S. (the "Tenex Termination") through Globe Nuclear Services and Supply. Russia currently consumes more than twice as much U_3O_8 as it produces and is proceeding with an ambitious nuclear power development program which will make this shortfall in U_3O_8 supply even more pronounced.

As a result of the Tenex Termination and the subsequent amendments to the Western Agreement, the amount of Disarmament Uranium that would have been available to the market in the western world has been reduced by about 74 million pounds of U_3O_8 in the period from 2004 to 2013.

The Uranium Market and Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and long-term contracts with uranium producers. These contracts typically provide for deliveries to begin one to three years after signing and continue for several years thereafter.

There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. As such, the market participants rely upon multiple published price opinions based on historical data and market sentiment.

Contracted uranium prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices (multiple published spot price opinions as well as long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions, which affect the price ultimately paid. Prices under uranium supply contracts are usually confidential.

Utilities also acquire uranium by way of spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. The Manager estimates that the spot market volume in 2005 was nearly 30 million pounds, about 50% higher than the average volume over the last eight or nine years, and represented about 18% of demand. Investor buying accounted for much of the increased volumes.

The spot price for U_3O_8 has steadily increased from its low of US$7.10 per pound at the end of 2000 to the price of US$38.50 per pound at February 28, 2006, an increase of 442%. In addition, the rate of growth is accelerating with the annual price growth increasing as follows, for 2002, 2003, 2004 and 2005: US$0.60, US$4.30, US$6.20 and US$15.55 per pound respectively. As at the date of this AIF, the spot price for U_3O_8 was US$41.00 per pound.

UF_6 is a separate commodity from U_3O_8, although its price will be greatly affected by the price of the U_3O_8 because U_3O_8 is required to produce UF_6. Upon conversion, 2.61285 pounds of U_3O_8, will produce 1KgU as UF_6. The value of UF_6 (the "UF_6 Value") is obtained by adding (i) the spot price of U_3O_8 multiplied by 2.61285 and (ii) the spot conversion price. The spot price of UF_6 (the " UF_6 Price") is published by UxCo and it may be higher or lower than the UF_6 Value depending on the variation in demand of its components. As at February 28, 2006, the UF_6 Price was about US$2.00 below the UF_6 Value and at the date of this AIF is at a small premium to the UF_6 Value.

At current prices of U_3O_8 and conversion, U_3O_8 constitutes nearly 90% of the UF_6 Value. Accordingly, any change in the UF_6 Price will largely be attributable to changes in the price of U_3O_8. UF_6 as a commodity may trade at a discount or a premium to the value of U_30_8, depending on a variety of factors including demand for U_30_8 and conversion.

Supply Deficit

Each year since 1989, the consumption of uranium has exceeded primary production by a substantial margin. In the current year, the Manager estimates that this supply shortage will be approximately 60 million pounds. To date, this large supply gap has been accommodated by sales from existing inventories, former stockpiles stored in Russia and recycling programs. Uranium held in inventories is being drawn down by 30-35 million pounds per year, and the Manager believes global excess inventories are less than 100 million pounds.

The following chart shows the relation between world uranium production and requirements, respectively, for the periods indicated:



Production
Requirements
Million pounds U3O8
200
180
160
140
120
100
80
60
40
20
0
47
50
53
56
59
62
65
68
71
74
77
80
83
86
89
92
95
98
01
04

Source: Fueling the Future, Jeff Combs: 2004 World Nuclear Association Annual Symposium

The Manager believes that the uranium market will face a growing supply deficit until new mine production can be implemented. The Manager believes that recent decreases in inventory levels, the recognition by Russia of its own internal need for uranium supply resulting in Russia becoming a net importer and the construction of approximately 25-35 new commercial reactors over the next 10 to 15 years will exacerbate this shortfall. The Manager believes that the long term fundamentals of the uranium market are positive.

Government Regulation

The production, handling and storage of uranium are subject to various levels of extensive governmental controls and regulations which are amended from time to time. Uranium Participation Corp. is unable to predict what additional legislation or amendments may be proposed that might affect the uranium business or when any proposals, if enacted, might become effective.

Outlined below are certain government controls and regulations which materially affect the uranium industry.

Treaty on the Non-Proliferation of Nuclear Weapons (the "NPT")

The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the "IAEA"). A number of countries are signatories to the NPT, including Canada, the U.S., the United Kingdom and France.

Article III of the NPT states that each State party to the NPT will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other States unless the fissionable material will be subject to the safeguards of the NPT, as enforced by the IAEA.

Canadian Uranium Industry Regulation

The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the Canadian Nuclear Safety Commission ("CNSC") may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally or beneficially by a company incorporated pursuant to Canadian laws.

Canadian Nuclear Safety and Control Act

In Canada, control of the use and export of uranium was formerly governed by the Atomic Energy Control Act (the "AECA"), a federal statute. The AECA was administered by the Atomic Energy Control Board (the "AECB"). On March 20, 1997, the Nuclear Safety and Control Act (the "NSCA") received royal assent. In the following years, related regulations and key regulatory guidelines were prepared and finalized. On May 31, 2000, the NSCA and its associated regulations came into force replacing the AECA. The NSCA is the product of a recent update of regulatory requirements by the federal government in relation to the effective regulation of nuclear energy in Canada and the jurisdiction of the CNSC (notably expanding its role in environmental regulation). The CNSC has replaced the AECB.

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers which are more flexible than those allowed under the predecessor legislation, the AECA, and the right to impose higher monetary penalties than was allowed under such predecessor legislation. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee's performance against the objectives. The regulations made under NSCA include provisions dealing with a facility's licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

All of the Canadian operations of the Facilities, which may be used by Uranium Participation Corp., will be governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant.

Uranium Export Regulation

The export of uranium is regulated by the federal government of Canada, which establishes nuclear energy policy. Licenses and export permits granted by the CNSC and the federal Department of Foreign Affairs and International Trade, are required to be obtained for all exports. Uranium Participation Corp. will require that the Manager obtain any required permits for all such exports.

U.S. Uranium Industry Regulation

Uranium recovery in the U.S. is primarily regulated by the Nuclear Regulatory Commission ("NRC") pursuant to the Atomic Energy Act of 1954, as amended, title II of the Energy Reorganization Act of 1974, and titles I and II of the Uranium Mill Tailings Radiation Control Act of 1978. Its primary function is to regulate the various commercial and institutional uses of nuclear energy and to ensure the protection of employees, the public and the environment from radioactive materials. The NRC also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are contained in Title 10 of the Code of Federal Regulations ("10 CFR"). The NRC issues Domestic Source Material Licenses pursuant to 10 CFR Part 40. The regulations governing the export and import of uranium from the U.S. and the movement of nuclear materials within the U.S. are at 10 CFR Part 110.

Pursuant to these regulations, a licensee who transfers, receives, or adjusts the inventory, in any manner, of uranium source material or who exports or imports uranium source material, must complete a Nuclear Material Transaction Report in accordance with NRC instructions. This report is the primary mechanism for tracking physical movements of U.S. or any other origin uranium to foreign and domestic buyers.

The review of a license application is governed by the National Environmental Policy Act ("NEPA") which is implemented through 10 CFR Part 51.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or the failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through "conference and conciliation"), through notices of violation ("NOV's") which can include: fines; supplemental environmental projects; remedial action, additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with a NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Other agencies are involved in the regulation of the uranium industry, either directly or indirectly, including the Environmental Protection Agency, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the U.S. Fish and Wildlife Service.

The U.S. government also enters into international agreements for nuclear co-operation and trade with specific countries (or political blocs such as the European Union), with the general goal of supporting the peaceful uses of nuclear energy while upholding specific U.S. foreign policy and non-proliferation objectives. The NRC participates in this process by providing comment and clearance or approval of the proposed international agreements. While specific sales contracts are not reviewed or approved, the NRC is responsible for issuing export and import licenses for the shipment of uranium outside the U.S.

RISK FACTORS

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 Price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 Price may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's securities.

No Public Market for uranium

There is no public market for the sale of uranium. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last eight years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

Foreign Exchange Rates

Uranium Participation Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp's operations or on the trading value of its Common Shares and Warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All uranium is stored by licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from either the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding Warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares is not redeemable. Uranium Participation Corp.'s liquidity will rely principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Net Asset Value

The NAV per Common Share reported by Uranium Participation Corp. is based on the spot price of uranium published by UxCo. Accordingly, NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

Market Price of Common Shares

It appears that the market price of the Common Shares is based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV of Uranium Participation Corp.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board appointed and elected by the shareholders of Common Shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

CAPITAL STRUCTURE AND DIVIDENDS

Common Shares

The authorized capital of Uranium Participation Corp. consists of an unlimited number of Common Shares and 5,750,000 Warrants, which are more particularly described below. As of February 28, 2006, Uranium Participation Corp. had an aggregate of 30,751,325 Common Shares issued and outstanding. As at April 19, 2006, Uranium Participation Corp. had an aggregate of 30,754,875 Common Shares issued and outstanding.

The by-laws provide that the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

Notice of Meetings. Holders of Common Shares are entitled to notice of, and to attend, all meetings of shareholders.

Voting Rights. Uranium Participation Corp. shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose:

(i) approve any change in the minimum amount of the gross proceeds of any offerings of Uranium Participation Corp., which must be invested in uranium as required by its By-laws. This minimum amount is currently set at 85% of the gross proceeds of offerings;

(ii) approve any change in the restrictions on the investments which Uranium Participation Corp. is permitted to make;

(iii) create any class of shares ranking in preference or priority to the Common Shares;

(iv) create any class of shares ranking, as to dividends, in preference to, or on a parity with, the Common Shares; or

(v) consolidate or subdivide the Common Shares.

Sale and Purchase of Common Shares. Uranium Participation Corp. may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the Common Shares then outstanding at the market price or lowest tender price per Common Share, as the case may be.

Rights on Liquidation. In the event of liquidation, dissolution or winding-up of Uranium Participation Corp., the holders of Common Shares are entitled to participate pro rata in the distribution of the proceeds from the sale of uranium and any other net assets of Uranium Participation Corp., subject to applicable laws.

Dividends

The Directors have adopted a policy of dedicating cash flow to reinvestment in the business and repayment of debt. Accordingly, no dividends have been declared to date.

Common Share PurchaseWarrants

On May 10, 2005, an aggregate of 5,000,000 Warrants were issued. The Warrants expire on May 10, 2007. Each Warrant entitles the holder thereof to purchase before the time of expiry one Common Share at an exercise price of $6.25. As of February 28, 2006, Uranium Participation Corp. had an aggregate of 4,998,675 Warrants outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares and Warrants are traded on the Toronto Stock Exchange under the symbol "U" and "U.WT", respectively. The following table sets forth, for the months indicated, the high and low closing sale prices and trading volumes as reported on the Toronto Stock Exchange.

Month	Common Shares - U		Warrants – U.WT	
	$ Price Range	Trading Volume (in thousands)	$ Price Range	Trading Volume (in thousands)
2005				
May[1]	4.75 - 6.33	6,479	0.75 - 2.25	1,969
June	5.34 - 6.24	2,369	1.22 - 2.19	706
July	5.52 - 6.05	1,845	1.09 - 1.48	664
August	5.69 - 6.69	2,435	1.04 - 1.55	605
September	6.43 - 7.28	2,430	1.20 - 1.83	648
October	5.95 - 6.86	1,200	1.15 - 1.45	200
November	5.76 - 6.53	2,720	1.05 - 1.40	158
December	5.90 - 6.59	2,494	0.93 - 1.25	620
2006				
January	6.63 - 7.50	4,348	1.17 - 1.65	668
February	6.55 - 7.53	5,435	1.10 - 1.91	562

Notes:

(1) Trading commenced on May 10, 2005.

GOVERNANCE OF THE CORPORATION

Board of Directors and Officers

The Board is responsible for the governance and the oversight of the affairs of Uranium Participation Corp. The following table sets out the names and the municipality of residence of each of the directors and officers of Uranium Participation Corp., their respective positions and offices held with the Corporation and their principal occupations as of the date hereof. The following table also identifies the members of each committee of the Board of Directors.

Name and Province of Residence	Position with Uranium Participation Corp.	Principal Occupation
Paul J. Bennett [1,2,3] Calgary, Alberta	Director	President and Chief Executive Officer of Energus Resources Ltd.
Jeff Kennedy [2] Toronto, Ontario	Director	Chief Financial Officer of Sprott Securities Inc. and its wholly-owned subsidiary, Sprott Securities (U.S.A.) Limited
Garth MacRae [1,2,3] Toronto, Ontario	Director	Independent Financial Consultant
Richard H. McCoy [1,2,3] Toronto, Ontario	Director	Retired; Formerly Vice Chairman Investment Banking, TD Securities Inc.
E. Peter Farmer Toronto, Ontario	President	President, Chief Executive Officer and Director of the Manager
James R. Anderson Mississauga, Ontario	Chief Financial Officer	Executive Vice President and Chief Financial Officer of the Manager
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing	Vice President, Marketing and Special Projects of the Manager
Sheila Colman Toronto, Ontario	Corporate Secretary	General Counsel and Corporate Secretary of the Manager

Notes:
(1) Member of the Audit Committee.
(2) Member of the Corporate Governance and Nominating Committee.
(3) The Board has determined that this individual is "independent" for the purpose of reviewing potential Related Purchases. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp."

As of the date of this AIF, the directors and officers of Uranium Participation Corp. beneficially owned, directly or indirectly, 37,850 Common Shares, representing less than 1% of the issued and outstanding Common Shares as set out in the table below:

Director/Officer	Common Shares
James R. Anderson	18,500
Paul J. Bennett	1,000
Donald C. Campbell	2,000
Sheila Colman	850
Richard H. McCoy	5,500
Garth MacRae	10,000

Except as noted below, each of the foregoing directors and officers has held the same principal occupation for the previous five years.

The following is a brief biographical description of the directors of the Corporation:

Paul J. Bennett

Mr. Bennett became a director in June 2005. Mr. Bennett is also a director and the President of the Subsidiary. Mr. Bennett is currently the President and Chief Executive Officer of Energus Resources Ltd. He also serves as Vice President, Exploration and sits on the Advisory Board for Premium Petroleum Inc. Mr. Bennett has held executive and senior management positions with ExxonMobil Canada, Sable Offshore Energy Project and Mobil Oil Canada (MOCAN). He has also served as a director of the Maritimes and Northeast Pipeline. Mr. Bennett has over 37 years of domestic and international experience in geology, mining and oil/gas exploration, development and production. Mr. Bennett graduated from the University of Toronto in 1972 with an HBSc. in Geology and again in 1974 with an MSc. in Structural Geology. He is a member of CSPG and AAPG and is a Professional Geologist (P. Geol) licensed in the Province of Alberta (APEGGA). He has received a number of oil and gas industry awards.

Jeff Kennedy

Mr. Kennedy became a director in March 2005. Mr. Kennedy is currently the Chief Financial Officer and a director of Sprott Securities Inc. ("Sprott"). Prior to this, Mr. Kennedy was the Chief Financial Officer of Loewen Ondaatje McCutcheon Limited until 1998. Mr. Kennedy was Chairman of the Capital Formula Subcommittee of the Investment Dealers Association of Canada (the "Subcommittee") from 1999 until 2003 and continues to be a member of the Subcommittee. Mr Kennedy is also a member of the Minimum Standards Committee of the Canadian Investor Protection Fund and has been in the investment business since 1987. Mr. Kennedy holds a B.Com. degree from McMaster University and has been a Chartered Accountant since 1983.

Garth MacRae

Mr. MacRae became a director in April 2005 and is Chair of the Audit Committee. Mr. MacRae is also a director of the Subsidiary. Mr. MacRae is a Chartered Accountant and has served as a director of Dundee Corporation since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004. Mr. MacRae has also served as a director of Dundee Wealth Management Inc. since its inception in November 1998. Mr. MacRae currently serves as a director of Breakwater Resources Ltd. Mr. MacRae has over 15 years of public accounting experience and has held executive positions with Hudson Bay Mining and Smelting Co. Ltd., Brinco Limited and Denison Mines Limited. Mr. MacRae is a member of several public company boards and audit committees.

Richard H. McCoy

Mr. McCoy became a director in March 2005 and is Chairman of the Board. Mr. McCoy has been in the investment business for over 35 years. Prior to retiring in October, 2003, Mr. McCoy was Vice Chairman,

Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy serves as a director of ACE Aviation Holdings Inc., Aberdeen Asia-Pacific Income Investment Company Limited., Pizza Pizza Royalty Income Fund, Jazz Air Income Fund, Canadian Mini-Warehouse Properties Limited, MDS Inc. and Rothmans Inc. Mr. McCoy holds an M.B.A. from the Richard Ivey School of Business Administration, University of Western Ontario.

The following is a brief biographical description of the officers of the Corporation:

E. Peter Farmer

Mr. Farmer is the President of the Corporation. Mr. Farmer is the President and Chief Executive Officer of the Manager. In addition, Mr. Farmer has served as a director of the Manager since September 2003. Mr. Farmer joined Denison Energy (a predecessor of the Manager) in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Prior to joining the Manager, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen's University in 1971 and received his LL.B. from the University of Windsor in 1974.

James R. Anderson

Mr. Anderson is the Chief Financial Officer of the Corporation and has been Executive Vice-President and Chief Financial Officer of the Manager since May 2004. Prior to joining the Manager, Mr. Anderson was Managing Director of Exel Energy Group Inc. Prior to that, he held the position of Senior Vice President and Chief Financial Officer at Rogers Cable Inc. Mr. Anderson, a Chartered Accountant, has held various senior positions in marketing, development, accounting and finance at companies in the energy sector, including Westcoast Energy Inc. and Union Gas Limited. Mr. Anderson is currently a Trustee of Countryside Power Income Fund and has served as a director on a number of boards of companies in the gas sector. Mr. Anderson has been a Chartered Accountant since 1974.

Donald C. Campbell

Mr. Campbell is the Vice-President Marketing of the Corporation and has been Vice President, Marketing and Special Projects for the Manager since March 2004. He held the position of Vice President, Marketing and Special Projects of Denison Energy from 1993 to 2004. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 45 years of mining and oil and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Sheila Colman

Ms. Colman is the Corporate Secretary of the Corporation. She joined the Manager as General Counsel and Corporate Secretary in October 2004. Prior to joining the Manager, Ms. Colman was legal counsel to Labatt Brewing Company Limited. After being called to the Ontario Bar in 1995, Ms. Colman practiced corporate law at the firm of Blake, Cassels & Graydon LLP. Ms. Colman graduated from Queen's University with a B.A.(H) in 1990 and then received her LL.B. from Queen's University in 1993.

Standing Committees of the Board

The Audit Committee

The Board has established an Audit Committee comprised of three of its directors, all of whom qualify as independent and financially literate as such terms are defined under Multilateral Instrument 52-110 - Audit

Committees ("MI 52-110"). Being governed by National Instrument 81-106 – Investment Fund Continuous Disclosure ("NI 81-106"), the Corporation is not obligated to comply with MI 52-110. Nonetheless, the Board has chosen to follow the regulations as they apply to audit committees.

This committee is responsible for such matters as the review of financial statements and related press releases, monitoring Uranium Participation Corp.'s financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors. The Board has adopted a charter of the audit committee (the "Charter") which sets out the audit committee's mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule A to this AIF.

The Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee, which is comprised of all four directors, is responsible for developing Uranium Participation Corp.'s approach to corporate governance issues, advising the Board of Directors in filling vacancies and, periodically, reviewing the composition and effectiveness of the Board of Directors, the contribution of individual directors and the remuneration paid to the directors.

Currently three members of the Board of Directors are independent. Each of the independent members of the Board of Directors will be paid such remuneration for their services as the Board of Directors may, from time to time, determine. Until otherwise determined, such compensation will be $25,000 per year for each director plus $1,000 per attended meeting of the Board of Directors and committees of the Board of Directors. Uranium Participation Corp. will also reimburse the members of the Board of Directors for out-of-pocket expenses for attending such meetings, and all directors will participate in the indemnification arrangements described under the Management Services Agreement.

Directors and Officers of the Manager

The following table sets out the names and the municipalities of residence of each of the directors and officers of the Manager for whom disclosure is not made elsewhere in this AIF, their respective positions and offices held with the Manager and their principal occupations as of the date hereof.

Name and Municipality of Residence	Position with the Manager	Present Occupation
W. Robert Dengler Aurora, Ontario	Director	Non-Executive Vice-Chairman of Dynatec Corporation. Director since March 2004.
Janet L. Ecker Ajax, Ontario	Director	Advisor to LeDrew Laishley Reed LLP. Director since September 2004.
Brian A. Johnson Regina, Saskatchewan	Director	President and Chief Executive Officer of Crown Life Insurance Company. Director since April 2005
William C. Kerr Toronto, Ontario	Vice-President, Exploration and Development	Vice-President, Exploration and Development since January 2006.
Paul F. Little King City, Ontario	Director, Chairman of the Board	President, Westover Investments Inc. Director since March 2004
Roy J. Romanow P.C., O.C., Q.C. Saskatoon, Saskatchewan	Director	Senior Fellow, Department of Political Studies, University of Saskatchewan Director since April, 2005
Michael Schoonderwoerd Oakville, Ontario	Controller	Controller since August 2004.
Catherine J. G. Stefan Toronto, Ontario	Director	Partner of Tivona Capital Corporation. Director since September 2004

Management
The following is a brief description of the directors and officers of the Manager for whom disclosure is not made elsewhere in this AIF. Also included is a description of their positions held during the last five years.

W. Robert Dengler
Mr. Dengler has served as a Director of the Manager since March 2004. He is currently serving as Non-Executive Chairman of Dynatec Corporation. In 2005, Mr. Dengler retired from the position of President and Chief Executive Officer of Dynatec Corporation, a position that he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience and currently serves on the board of directors of Dynatec Corporation and IAMGold Corporation. Mr. Dengler obtained his B.Sc. from Queen's University in 1964.

Janet L. Ecker
Ms. Ecker has been a Director of the Manager since September 2004. Ms. Ecker has extensive experience in public affairs, public policy and government relations. She is currently an advisor to LeDrew Laishley Reed LLP and is executive director of the Toronto Financial Services Alliance. She was a member of the Provincial Parliament from 1995 to 2003 and served for 7 years as a senior Ontario government cabinet minister, most recently as Minister of Finance and before that as Minister of Education, Government House Leader and Minister of Community and Social Services. Ms. Ecker serves on a number of boards of directors, including Home Capital Group Inc., Minacs Worldwide Inc. and CMA Holdings Inc. Ms. Ecker obtained her Honours B.A. from University of Western Ontario.

Brian A. Johnson
Mr. Johnson joined the Manager's Board in April 2005. Mr. Johnson has been the President and Chief Executive Officer of Crown Life Insurance Company since September 1993. He is also a Partner of Crown Capital Partners and of Crown Realty Partners. Mr. Johnson joined Crown Life in 1987 as Senior Vice President and Chief Financial Officer. In 1991, he became Senior Vice President and Chief Investment Officer. Mr. Johnson serves on a number of boards of directors, including Crown Life Insurance Company, MCAP Inc. and Western Surety Company. Mr. Johnson received his B.Comm. (Gold Medalist) from the University of Manitoba in 1965 and his M.B.A from the Wharton School at University of Pennsylvania in 1968. Mr. Johnson obtained his Chartered Financial Analyst (C.F.A.) designation in 1995.

William C. Kerr
Mr. Kerr was appointed Vice-President, Exploration and Development in January 2006. Mr. Kerr joined the Manager in 1997 and has been involved in its exploration and mining activities. Prior to joining the Manager, Mr. Kerr ran a consulting company from 1990 to 1997, which provided contract management services to several mining projects in North America. From 1981 to 1990, Mr. Kerr was employed by the Dome Mines group, running regional exploration offices out of the Campbell Red Lake Mine in Red Lake and the Dome Mine in Timmins. He also worked as an airborne geophysicist from 1978 through 1981. Mr. Kerr graduated from University of New Brunswick with a Bachelor of Science degree in Geology in 1975.

Paul F. Little
Mr. Little has served as a Director of the Manager since March 2004 and of its predecessor Denison Mines Limited since May 1997. Mr. Little is President of Westover Investments Inc., an investment company. From 1986 to 1999 he was a principal of the Toronto-based merchant bank, Gornitzki, Thompson & Little and President of GTL Securities Inc., a related securities dealer. Mr. Little serves on a number of other public company boards including Pure Energy Services Ltd., EGI Financial Holdings Inc., MediSystem Technologies Inc., Nautilus, Inc. and World Point Terminals Inc. He is Chairman of EGI Financial Holdings Inc. Mr. Little is a Chartered Accountant and holds an M.B.A. from the University of British Columbia and a B.A. (Economics) from the University of Toronto.

Roy J. Romanow
Mr. Romanow joined the Manager's Board in April 2005. Mr. Romanow is a Senior Fellow in the Department of Political Studies at University of Saskatchewan. Mr. Romanow was appointed in November 2003 as and is now a Member of the Security Intelligence Review Committee (SIRC), an agency that provides Parliament and the Canadian public with an external review of the Canadian Security Intelligence

Service. Mr. Romanow is a Member of Privy Council. Mr. Romanow served as Premier of Saskatchewan from 1991 to early 2001. From 2001 to 2003, Mr. Romanow served as the sole Member on the Commission on the Future of Health Care. Mr. Romanow was born, raised and educated in Saskatoon, Saskatchewan. He graduated from the University of Saskatchewan, where he earned both his Arts and Law degrees.

Mike Schoonderwoerd

Mr. Schoonderwoerd has been Controller at the Manager since August 2004. Prior to joining the Manager, Mr. Schoonderwoerd, a Chartered Accountant, held the positions of Financial Manager and Financial Analyst at Nortel Networks, Inc. Mr. Schoonderwoerd has also been Senior Staff Accountant at Ernst & Young LLP. Mr. Schoonderwoerd received his B.B.A.(H) from Wilfrid Laurier University in 1992.

Catherine J.G. Stefan

Ms. Stefan has served as a Director of the Manager since September 2004. Ms. Stefan is a Chartered Accountant with 30 years of business experience, primarily in senior management of public companies in the real estate sector. She is currently a Partner of Tivona Capital Corporation, a position that she assumed in 1999, and was previously Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. Ms. Stefan obtained her B.Comm. from the University of Toronto in 1973.

CONFLICTS OF INTEREST

Principal Holders of Securities

To the knowledge of the directors and executive officers of the Corporation, as of April 1, 2006, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Wellington Management Company LLP ("Wellington")	3,258,400 (1)	10.7%

Notes:

(1) This number has been obtained from an early warning report filed on behalf of Wellington dated January 10, 2006 and has not been verified by the Corporation.

The Manager

The Manager does not have an ownership interest in the Corporation. All of the Corporation's Board members are independent of the Manager. As of the date hereof, the directors and officers of the Corporation in the aggregate own less than 1% of the outstanding capital of the Manager. As of the date hereof, the directors and officers of the Manager in the aggregate own less than 1% of the Common Shares of the Corporation.

The Manager is a corporation involved in the exploration, production and marketing of uranium through its 22.5% interest in the McClean Lake joint venture in Northern Saskatchewan and a 30% ownership interest in McClean Uranium Limited, a company that markets a substantial portion of the McClean Lake uranium production. COGEMA holds a 70% ownership interest in both the McClean Lake joint venture and McClean Uranium Limited.

The possible conflicts of interest between the Manager and Uranium Participation Corp. have been addressed as follows:

- (i) limitations on the ability of the Manager to purchase U_3O_8 from or sell U_3O_8 to Related Parties (See "Business of Uranium Participation Corp. – Management of Uranium Participation Corp.");
- (ii) the ability of the Manager to lend uranium is at the Board's discretion;
- (iii) all board members are independent of the Manager;

(iv) restrictions on the business to be carried on by Uranium Participation Corp. (see "Business of Uranium Participation Corp.").

The Board
Mr. Kennedy, one of the Corporation's directors, is an officer and director of Sprott. Sprott acted as lead underwriter on the IPO and the Second 2005 Offering. As such, Sprott received approximately $3.13 million dollars in consideration from the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Uranium Participation Corp. and the Manager have entered into the Management Services Agreement, pursuant to which the Manager administers the activities of Uranium Participation Corp. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp.".

During the period of March 15, 2005 to February 28, 2006, Uranium Participation Corp. has paid to the Manager the following amounts in accordance with the terms of the Management Services Agreement (in thousands of dollars):.

Management Fees	$423
General office and miscellaneous expenses	34
Commissions on purchase of U_3O_8	2,063
Total:	$2,520

Reference is made to Note 5 of the Corporation's financial statements for the year ended February 28, 2006, a copy of which is available on SEDAR at www.sedar.com.

On March 28, 2006, Uranium Participation Corp. entered into a credit agreement with the Manager for a revolving facility up to $25,000,000, which limit was subsequently reduced on April 7, 2006 to $10,000,000. The credit facility expires on June 28, 2006 and is fully secured by Uranium Participation Corp.'s uranium, up to a maximum of $50,000,000. Interest under the credit facility is based on the prime rate for Canadian dollar loan quoted by the Bank of Nova Scotia, plus 2%. Standby fees also apply at a rate of 1% of the undrawn facility amount. As at April 19, 2006, Uranium Participation Corp. had drawn $10,000,000 under the facility.

LEGAL PROCEEDINGS

Management of the Corporation is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Uranium Participation Corp. or relating to the business which would be material to the Corporation.

MATERIAL CONTRACTS

Reference is made to the material contracts which have been filed by Uranium Participation Corp. with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com. Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to Uranium Participation Corp. and that was entered into between March 2005 to February 28, 2006 or was entered into before those dates but is still in effect:

1. The Management Services Agreement. See "Business of Uranium Participation Corp. – Management of Uranium Participation Corp.".

2. Agency Agreement dated April 29, 2005 among Uranium Participation Corp., the Manager, and Sprott Securities Inc., Dundee Securities Corporation, TD Securities Inc., National Bank Financial Inc. and Canaccord Capital Corporation (collectively, the "Agents").

   According to this Agreement, the Agents agreed to act as agents of the Corporation in connection with the IPO.

3. Warrant Indenture dated May 10, 2005 between Uranium Participation Corp. and Computershare Trust Company of Canada (the "Warrant Agent").

   Pursuant to the Warrant Indenture, the Corporation issued an aggregate of 5,000,000 Warrants and appointed the Warrant Agent to administer the Warrants. The Warrant Indenture sets out the terms of the Warrants, the material terms of which are described herein under "Capital Structure – Common Share Purchase Warrants" and in the Prospectus dated April 29, 2005, a copy of which is available on SEDAR at www.sedar.com.

4. Underwriting Agreement dated November 17, 2005 among Uranium Participation Corp., the Manager and Sprott Securities Inc., Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the "Underwriters").

   According to the Underwriting Agreement, the Underwriters agreed to buy and sell up to 10,750,000 Common Shares comprising the Second 2005 Offering at a price of $6.00 per Common Share.

Copies of these agreements are available on the SEDAR website at www.sedar.com or may be inspected at the Corporation's registered office upon reasonable request.

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc. acts as the registrar and transfer agent for the Common Shares and Warrants. The address for Computershare Investor Services Inc. is 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, and the phone number is 1-800-564-6253.

NAMES AND INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the Corporation's external auditors, have prepared the audit report on the audited comparative consolidated financial statements of the Corporation as at and for the year ended February 28, 2006. To the knowledge of Management of the Corporation, the partners of PricewaterhouseCoopers LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information regarding the Corporation is available on the SEDAR website at www.sedar.com. Additional information concerning the Corporation is provided in the Corporation's Management Report on Fund Performance and Financial Statements for the year ended February 28, 2006. You may obtain a copy of these documents by calling 416-979-1991 or from your dealer or by e-mail at scolman@denisonmines.com.

The Corporation's Management Information Circular and such other information and documentation filed on SEDAR can be found at www.sedar.com or on the Corporation's website at www.uraniumparticipation.com. Copies of these documents may also be obtained by writing to:

Corporate Secretary
Uranium Participation Corporation
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2

Telephone: (416) 979-1991 Ext: 366
Facsimile: (416) 979-5893

The Manager may be contacted at the following address:

Denison Mines Inc.
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2
www.denisonmines.com

Telephone: (416) 979-1991 Ext: 366
Facsimile: (416) 979-5893

Schedule A
Audit Committee Mandate

A. **Composition of the Committee**

(1) The Board shall appoint from among its members annually at the first meeting of the Board following the annual meeting of the shareholders a committee to be known as the Audit Committee (the "Committee") to be composed of three (3) directors or such other number not less than three (3) as the Board may from time to time determine.

(2) Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director shall cease to be a member of the Committee. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual appointment of members after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

(3) Each member of the Committee shall:

(a) be a member of the Board;

(b) not be an officer or employee of the Company or any of its affiliates;

(c) not be an officer or employee of the manager of the Company; and

(d) be an unrelated director as defined in the Toronto Stock Exchange (the "TSX") Corporate Governance Guidelines ("TSX Guidelines") as the same may be amended from time to time; and

(e) satisfy the independence requirements applicable to members of audit committees under each of Multilateral Instrument 52-110 – *Audit Committees* of the Canadian Securities Administrators ("MI 52-110") and any other applicable laws and regulations as the same may be amended from time to time.

(4) The Committee shall elect annually a chairperson from among its members.

B. **Purpose**

(1) The Committee's purpose is to assist the Board in its supervision of the management of the business and affairs of the Company through oversight of:

(a) the integrity of the Company's financial statements, Management's Reports of Fund Performance ("MRFP") and other financial reporting;

(b) the integrity of the Company's internal control and management information systems;

(c) the Company's compliance with all applicable laws, rules, regulations, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial disclosure;

(d) the auditor's qualifications and activities;

(e) communication among the auditor, management and the Board; and

(f) such other matters as are determined by the Board from time to time.

(2) In carrying out its oversight role, the Committee and the Board recognize that the Company's management is responsible for:

(a) implementing and maintaining internal controls and disclosure controls;

(b) the preparation, presentation and integrity of the Company's financial statements; and

(c) the appropriateness of the accounting principles and reporting policies that are used by the Company.

C. **Committee Resources**

(1) The Committee shall have direct channels of communication with the Company's auditor to discuss and review specific issues as appropriate.

(2) The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.

(3) The Committee shall have unrestricted access to Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

D. **Committee Responsibilities**

(1) The responsibilities of the Committee shall be to:

(a) with respect to financial accounting matters:

(i) review with management and the external auditors the annual consolidated financial statements before making recommendations to the Board relating to approval of the statements;

(ii) review with management and the external auditors interim financial statements before making recommendations to the Board relating to approval of the statements;

(iii) review and discuss with management and the external auditors all public disclosure documents containing audited or unaudited financial information including: any Prospectus; the Annual Report; unaudited interim reports; quarterly portfolio disclosure, the Annual Information Form; Management Information Circular, MFRP, material change report and any press release announcing annual or interim financial results of operations. The review will be conducted to ensure that no statement is contained therein which is inconsistent with facts, estimates or judgments contained in the audited or unaudited financial statements;

(iv) satisfy itself that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements, other than the Company's financial statements, MFRP and earnings press releases, and shall periodically assess the adequacy of those procedures;

(v) prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the auditor the quality of the Company's accounting policies and financial statement presentation, including, without limitation, the following:

1. all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the auditors that were not made;

2. all alternative accounting treatments for policies and practices that have been discussed by management and the auditors; and

3. other material written communications between the auditor and management, including, without limitation, any management letter, schedule of unadjusted differences, the

management representation letter, report on internal controls, as well as the engagement letter and the independence letter;

(vi) review annually the accounting principles and practices followed by the Company and any changes in the same as they occur;

(vii) review new accounting principles of the Canadian Institute of Chartered Accountants which would have a significant impact on the Company's financial reporting as reported to the Committee by management;

(viii) review the status of material contingent liabilities as reported to the Committee by management;

(ix) review the status of income tax returns and potentially significant tax problems as reported to the Committee by management; and

(x) review any errors or omissions in the current or prior year's financial statements which appear material as reported to the Committee by management.

(b) with respect to the external auditors:

(i) be directly responsible for the appointment, retention, termination and oversight of the work of the auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or services for the Company;

(ii) approve, prior to the auditor's audit, the auditor's audit plan (including, without limitation, staffing), the scope of the auditor's review and all related fees; and

(iii) satisfy itself as to the independence of the auditor. The Committee shall pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the auditor's independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the auditor to review any advice rendered by the auditor in connection with the provision of non-audit services.

(c) with respect to internal controls:

(i) review with management and the external auditors the quality and adequacy of the Company's internal accounting, financial disclosure and operations controls, including policies, procedures and systems to assess, monitor and manage business risks. In addition, the Committee will evaluate the appropriateness and timeliness of the disposition of any recommendations for improvements in internal controls and procedures;

(ii) obtain external auditors reports on significant findings and recommendations, together with management's responses; and

(iii) discuss with management, policies regarding risk assessment and risk management. While it is the responsibility of management to assess and manage the Company's exposure to risk, the Committee will discuss and review guidelines and policies that govern the process. The discussion may include the Company's financial risk exposures and the steps that management has taken to monitor and control such exposures, recognizing that the Committee is not required to be the sole body responsible for risk assessment and management.

(d) with respect to general audit matters:

(i) inquire of management and the external auditors as to any activities that may or may not appear to be illegal or unethical;

(ii) review with management and the external auditors any material frauds reported to the Audit Committee;

(iii) review with the external auditors the adequacy of staffing for accounting and financial responsibilities; and

(iv) report and make recommendations to the Board as the Committee considers appropriate.

(2) In addition, the Board may refer to the Committee such matters and questions relating to the Company as the Board may from time to time see fit.

(3) Any member of the Committee may require the auditors to attend any or every meeting of the Committee.

E. **Meetings**

(1) The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee, provided however that the Committee shall meet at least quarterly, and the Committee shall maintain minutes or other records of its meetings and activities. Notice of every such meeting to be given in writing not less than seven (7) days prior to the date fixed for the meeting, and shall be given to the auditors of the Company, that the auditors shall be entitled to attend and be heard thereat. Meetings shall be convened whenever requested by the auditors or any member of the Audit Committee in accordance with the *Ontario Business Corporations Act.*

(2) As part of each meeting of the Committee at which it recommends that the Board approve the financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with the auditor to discuss and review specific issues as appropriate.

(3) A majority of the Committee shall constitute a quorum.

F. **Evaluation of Mandate**

On at least an annual basis, the Committee shall review and assess the adequacy of this Mandate and recommend any proposed changes to the Board of Directors.

URANIUM PARTICIPATION CORPORATION

FINANCIAL STATEMENTS

FEBRUARY 28, 2006

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, as well as any public disclosure document that contains financial information, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.





E. Peter Farmer
President
April 19, 2006

James R. Anderson
Chief Financial Officer

Auditors' Report

To The Shareholders of Uranium Participation Corporation,

We have audited the consolidated statement of net assets of Uranium Participation Corporation as at February 28, 2006 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006. These financial statements are the responsibility of Uranium Participation Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Uranium Participation Corporation as at February 28, 2006 and the results of its operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Canada

March 29, 2006
(except note 7, which is as at April 19, 2006)

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT FEBRUARY 28, 2006

(in thousands of Canadian dollars, except per share amounts)	
Assets	
Investments at market value (at cost-$139,569)	$ 166,489
Cash and cash equivalents	13,996
Sundry receivables and other assets	172
Future income taxes (note 3)	4,131
	$ 184,788
Liabilities	
Accounts payable and accrued liabilities	336
Income taxes payable	324
Future income taxes (note 3)	9,118
Net assets	$ 175,010
Net assets represented by:	
Common shares (note 4)	155,183
Warrants (note 4)	3,599
Retained earnings	16,228
	$ 175,010
Common shares:	
Issued and outstanding	30,751,325
Net asset value per common share	
Basic and diluted	$ 5.69

Commitments (note 6)

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION

"Richard H. McCoy"

Richard H. McCoy
Director

"Garth A. C. MacRae"

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 15, 2005 TO FEBRUARY 28, 2006

(in thousands of Canadian dollars)	
Income	
Interest	$ 661
Unrealized gains on investments	26,920
	27,581
Operating expenses	
Management fees (note 5)	423
Storage fees	262
Audit fees	30
Directors fees	93
Legal and other professional fees	10
Shareholder information and other compliance	135
General office and miscellaneous	85
Foreign exchange loss	1,766
	2,804
Increase in net assets before income taxes	24,777
Income tax provision (note 3)	8,549
Increase in net assets after income taxes	16,228
Increase in net assets per common share (note 4)	
Basic and diluted	$ 0.73

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD MARCH 15, 2005 TO FEBRUARY 28, 2006

(in thousands of Canadian dollars)	
Net assets at beginning of period	$ –
Net proceeds from issue of units and shares, after tax	158,782
Increase in net assets after income taxes	16,228
Net assets at end of period	$175,010

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 15, 2005 TO FEBRUARY 28, 2006

(in thousands of Canadian dollars)	
Operating Activities	
Increase in net assets after income taxes	$ 16,228
Adjustments for non-cash items:	
Unrealized gains on investments	(26,920)
Future income tax expense	8,225
Changes in non-cash working capital:	
Change in sundry receivables and other assets	(172)
Change in accounts payable and accrued liabilities	336
Change in income taxes payable	324
Net cash used in operating activities	(1,979)
Investing Activities	
Purchases of investments	(139,569)
Net cash used in investing activities	(139,569)
Financing Activities	
Common share and warrant issues net of pre-tax issue costs	155,544
Net cash generated by financing activities	155,544
Increase in cash and cash equivalents	13,996
Cash and cash equivalents - beginning of period	—
Cash and cash equivalents - end of period	$ 13,996

URANIUM PARTICIPATION CORPORATION
STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 28, 2006

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	3,800,000 lbs	$ 139,569	$ 166,489
Average cost and market value per pound of U_3O_8:			
- In Canadian dollars		$ 36.73	$ 43.81
- In United States dollars		$ 30.75	$ 38.50

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiary, Uranium Participation Alberta Corp. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium are accounted for on the date that title to the uranium passes to Uranium Corp and are converted to Canadian dollars on the rate of exchange prevailing on that date. Investment cost is determined using the average cost method.

Realized and unrealized gains or losses in uranium represent the difference between the fair value and average cost of uranium investments, in Canadian dollars. Uranium Corp does not separate out the impact on fair value from changes in foreign exchange rates but instead includes the amount in the realized and unrealized gains or losses in uranium.

(b) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of income as a foreign exchange gain or loss.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, balance with banks and highly liquid short-term investments in government or investment grade corporate debt. Short-term investments, together with accrued interest, approximates fair value.

(d) Income Taxes Payable

The Canadian large corporations tax on capital is classified as an income tax liability and is accordingly included in reported income tax liability and current tax expense amount within the income tax provision.

(e) Future Income Taxes

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund trust and, accordingly, follows the general corporate income tax provisions of the Income Tax Act. Uranium Corp operates in two provincial jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the period March 15, 2005 to February 28, 2006:

(in thousands of Canadian dollars)	
Increase in net assets before income taxes	$ 24,777
Combined federal and Ontario provincial income tax rate	36.12%
Computed income tax expense	8,949
Large corporations tax in excess of surtax	212
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other provinces	(612)
Provision for income taxes	$ 8,549
Provision for (recovery of) income taxes comprised of:	
Current tax expense	$ 324
Future tax expense	8,225
	$ 8,549

The components of the Company's future tax liability as at February 28, 2006 are as follows:

(in thousands of Canadian dollars)	
Future tax assets:	
Tax benefit of share issue costs	$ 2,590
Tax benefit of loss carryforwards	1,541
	$ 4,131
Less: valuation allowance	—
	$ 4,131
Future tax liabilities:	
Unrealized gain on investments	$ (9,118)
Future income tax liability - net	$ (4,987)

As at February 28, 2006, Uranium Corp has a net operating loss carry-forward of $4,265,000 which is scheduled to expire in February 2016.

4. COMMON STOCK, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Stock

The movement in common stock for the period March15, 2005 to February 28, 2006 is as follows:

(in thousands of Canadian dollars, except share numbers)	Shares	Dollars
Common stock – beginning of period	—	$ —
Shares issued pursuant to:		
Common share financings		
Gross proceeds on new issues	30,750,000	164,500
Less: Allocation of proceeds to issued warrants		(3,600)
Less: Issue costs		(8,964)
Add: Tax effect of issue costs		3,238
Warrant exercises		
Gross proceeds	1,325	8
Add: Fair value transfer from warrants		1
Common stock – end of period	30,751,325	$155,183

Common share financings

During May 2005, Uranium Corp issued 20,000,000 equity units at $5.00 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allows the holder to purchase one common share at $6.25 exercisable prior to May 10, 2007. Approximately $3,600,000 of the proceeds has been allocated as the value of the issued warrants.

During December 2005, Uranium Corp issued 10,750,000 shares at $6.00 per share for total gross proceeds of $64,500,000.

Warrants

The movement in the fair value allocated to warrants for the period March 15, 2005 to February 28, 2006 is as follows:

(in thousands of Canadian dollars, except warrant numbers)	Warrants	Dollars
Warrants – beginning of period	—	$ —
Warrants issued during the period		
May 2005 equity unit financing	5,000,000	3,600
Warrants exercised during the period		
May 2005 equity unit financing	(1,325)	(1)
Warrants – end of period	4,998,675	$ 3,599

The $3,600,000 allocation of fair value to the warrants was calculated using the Black-Scholes model using the following assumptions:

Dividend yield	- nil
Risk-free interest rate	- 4 %
Expected life of the warrants	- 2 years
Expected volatility factor of future expected market prices	- 35 %

As at February 28, 2006, the warrants are not dilutive to the net asset value of the fund. When the net asset value per common share of Uranium Corp exceeds $6.25, the warrants will have a dilutive impact.

Increase in Net Assets per Share

The calculation of the basic increase in net assets per common share is based on the weighted average number of shares outstanding of 22,239,774 for the period ending February 28, 2006.

The calculation of the diluted increase in net assets per common share is based on the weighted average number of shares outstanding of 22,287,305 for the period ending February 28, 2006.

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc. (the "Manager") and, Uranium Corp and the Manager are considered to be related parties. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

The following transactions were incurred with related parties during the period March 15, 2005 to February 28, 2006:

(in thousands of Canadian dollars)	
Fees incurred with the Manager:	
Management fees	$ 423
General office and miscellaneous	34
Commissions on purchases of uranium [(1)]	2,063
Total fees incurred with related parties	$ 2,520

(1) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investments in uranium.

At February 28, 2006, accounts payable and accrued liabilities includes $62,000 of amounts due to the Manager with respect to the fees indicated above.

6. COMMITMENTS

At February 28, 2006, the Manager has agreed to purchase, for and on behalf of Uranium Corp, and subject to certain conditions, 150,000 pounds of U_3O_8 on April 7, 2006. The total purchase commitment and average price amounts are shown below:

(in thousands of dollars, except per pound amounts)	US $	$ Cdn [(1)]
Total purchase commitments, including commissions:		
150,000 pounds of U_3O_8	$ 5,169	$ 5,927
	$ 5,169	$ 5,927
Average price per pound for U_3O_8 purchase commitments	$ 34.46	$ 39.51

(1) The purchase commitment amount has been translated to Canadian dollars using the April 7, 2006 closing foreign exchange rate of 1.1467.

7. SUBSEQUENT EVENTS

Subsequent to February 28, 2006, the Manager has agreed to purchase, for and on behalf of Uranium Corp, 50,000 pounds of U_3O_8 at US$40.75 per pound totaling US$2,037,500 (excluding commissions), for delivery on April 6, 2006.

The Manager has also committed to the purchase of 100,000 KgU of UF_6 at US$118.00 per KgU totaling US$11,800,000 (excluding commissions) for delivery April, 2006.

Uranium Corp has entered into a credit agreement with the Manager for a revolving facility not to exceed $25,000,000, subsequently reduced to $10,000,000, in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility expires on June 28, 2006 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 2%. Standby fees also apply at a rate of 1% of the committed facility amount. As at April 19, 2006, Uranium Corp has drawn and has outstanding $10,000,000 under the facility.